Free Writing Prospectus
Filed Pursuant to Rule 433
Registration No. 333-132936-14
August 2, 2007

Subscription until Aug. 24, 2007

Alternative Energy - Accelerated Return Securities (ARES®)

•     Linked to the Credit Suisse Global Alternative Energy Synthetic Price
Index (USD) (Ticker: CSAESPUS)

•     Due March 1, 2010 (2.5 Yrs.), 100% Participation, 0% Protection

Offering Period Closes on: Aug. 24, 2007

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities.  Credit Suisse has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the pricing supplement subject to completion dated August 1, 2007, product supplement dated August 1, 2007, prospectus supplement dated May 7, 2007 and prospectus dated March 29, 2007 to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities.  You should, in particular, review the “Risk Considerations” section herein and the “Risk Factors” section of the prospectus supplement, which sets forth a number of risks related to the securities.  You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

You may access the preliminary pricing supplement at:

http://www.sec.gov/Archives/edgar/data/1053092/000104746907005969/a2179106z424b2.htm

Indicative Terms, TBD, 2007 (Subject to Change)
BRIEF DESCRIPTION

Alternative Energy ARES® allow investors to receive at maturity 100% uncapped upside Participation in the performance of the Credit Suisse Global Alternative Energy Synthetic Price Index (USD) if the Index appreciates; if it does not appreciate, investors are exposed to 100% of the losses.  The return on the securities is measured point to point with no caps, calls or averaging.  The ARES® are not principal protected.

INDICATIVE PRODUCT TERMS

Security Codes	:	CUSIP	ISIN
		22546EAH7	US22546EAH71

Issuer	:

Credit Suisse acting through its Nassau Branch (AA- Standard & Poor, Aa1 Moody’s)

Distributor	:

Credit Suisse Securities (USA) LLC

Selling Concession	:

Please contact your trading desk for details

Underlying Index	:	Index	Bloomberg Ticker	Initial Index Level	Weighting
		Credit Suisse Global Alternative Energy Synthetic Price Index (USD)	CSAESPUS <INDEX>	TBD	100%

Aggregate Amount	:	USD [TBD]

Denomination	:	Minimum Initial Purchase of U.S. $1,000 per Note and integral multiples of U.S. $1,000 thereafter

Principal Protection	:	0.00%

Participation	:	100.00%

Initial Index Level	:	Closing level of the Underlying Index on the business day immediately following Trade Date

Final Index Level	:	Closing level of the Underlying Index on the Valuation Date

Index Return	:	Participation x ((Final Index Level – Initial Index Level) / Initial Index Level)

Redemption Amount at Maturity	:	For each $1,000 principal amount of ARES, on the Maturity Date, a holder will receive an amount in cash equal to the Principal Amount of ARES multiplied by the sum of 1 + Index Return.

Credit Suisse Structured Retail Products 11 Madison Ave, NY, NY 10010 1-888-537-4898 structured.notes@credit-suisse.com www.credit-suisse.com/notes

RELEVANT DATES
Offering Period	:	Closes on Friday, Aug. 24, 2007 @ 2:00pm EST

Trade Date	:	Aug. 24, 2007

Settlement Date	:	Aug. 31, 2007

Valuation Date	:	Feb. 22, 2010

Maturity Date	:	Mar. 1, 2010 (2.5 Years)

ADDITIONAL INFORMATION

Calculation Agent	:	Credit Suisse International

Registration, Listing, and Secondary Market	:

The ARES® will be registered with the Securities and Exchange Commission and will not be listed on any exchange.

The ARES® are most suitable for purchasing and holding until the maturity date.  The ARES® are a new issue of securities with no established trading market.  Credit Suisse Securities (USA) LLC has informed the Issuer that it intends to make a secondary market in the Securities.  However, Credit Suisse Securities (USA) LLC has no obligation to make a market in the securities and may discontinue any market-making activities at any time without notice, at its sole discretion.

Form of Securities	:	The ARES® will be issued in registered form represented by a global security deposited with a common depository for The Depository Trust Company. Definitive securities will not be issued.

Governing Law and Jurisdiction	:

The ARES® will be governed by and construed in accordance with the law of the State of New York.  Credit Suisse, New York Branch has submitted to the non-exclusive jurisdiction of any state or federal court located in the Borough of Manhattan, City of New York, in connection with any suit or proceeding related to the ARES®

Trustee	:	The Bank of New York

Credit Suisse Structured Retail Products 11 Madison Ave, NY, NY 10010 1-888-537-4898 structured.notes@credit-suisse.com www.credit-suisse.com/notes

Alternative Energy - Accelerated Return Securities (ARES®)

Structure Overview:
• Underlying:

Credit Suisse Global Alternative Energy Synthetic Price Index (USD)

• Term:

2.5 Years

• Protection:	0% Capital Protected
• Participation:	100%
• Index Return:	Participation x ((Final Index Level – Initial Index Level) / Initial Index Level)
• Return at Maturity per $1,000 Principal Amount of ARES®:	At maturity you receive $1,000 x (1 + Index Return)

Who Should Invest in the ARES®:
• Investors who are bullish on the Index and looking to add exposure to Alternative Energy Companies to their portfolio and who are interested in incorporating potential uncapped upside participation.

Hypothetical Upside Scenario:
• If the Underlying appreciated by the valuation date and investors receive back their initial investment plus 100.00% of the appreciation of the Underlying.

Hypothetical Downside Scenario:
• If the Underlying depreciated by the valuation date and investors participate in 100% of the losses. In the case the index declines to 0.00, investors will lose their entire investment.

*Hypothetical scenarios are neither indicators nor guarantees of future Index performance. Actual results will vary, perhaps materially from the hypothetical analysis.

Credit Suisse Structured Retail Products 11 Madison Ave, NY, NY 10010 1-888-537-4898 structured.notes@credit-suisse.com www.credit-suisse.com/notes

Underlying Index

Index (“Index”)

Credit Suisse Global Alternative Energy Synthetic Price Index (USD)

Bloomberg Ticker	CSAESPUS <Index>

Index Performance

The Credit Suisse Global Alternative Energy Synthetic Price Index (USD) was launched in January of 2007.  The index was backtested using index rules to determine how the index would have performed. The index levels and average performance are shown in the graph and table below:

Credit Suisse Structured Retail Products 11 Madison Ave, NY, NY 10010 1-888-537-4898 structured.notes@credit-suisse.com www.credit-suisse.com/notes

Investment Considerations

A purchase of the securities involves risks.  This section summarizes certain additional risks relating to the securities.  We urge you to read the following information about these risks, together with the information in the pricing supplement subject to completion dated June 21, 2007, the product supplement dated June 15, 2007, prospectus supplement dated May 7, 2007 and prospectus dated March 29, 2007 before investing in the securities.

An investment in ARES® are not principal protection.  You may receive less at maturity than you originally invested, or you may receive nothing should the index decline to zero.

The securities do not pay interest.  Credit Suisse will not pay interest on the ARES.  Even if the payment at maturity exceeds the principal amount of the ARES, you may receive less at maturity than you could have earned on ordinary interest-bearing debt securities with similar maturities, including other of our debt securities.

An investment in ARES is not the same as an investment in the stocks underlying the Index or a security directly linked to such Index. The payment of dividends on the stocks which comprise, or underlie, an Index has no effect on the calculation of the value of that Index.  Accordingly, the index return based on the percentage change in the Index is not the same as the total return based on the purchase of those underlying stocks held for a similar period.

There may be little or no secondary market for the ARES.  The ARES will not be listed on any securities exchange.  We cannot assure you that a secondary market for the ARES will develop.  CSSU currently intends to make a market in the ARES, although it is not required to do so and may stop making a market at any time.  If you have to sell your securities prior to maturity, you may have to sell them at a substantial loss.

The market price of the ARES may be influenced by many unpredictable factors. Many factors, most of which are beyond our control, will influence the value of the ARES and the price at which CSSU may be willing to purchase or sell the ARES in the secondary market, including:

•                      The current level of the index.

•                      Interest and yield rates in the market.

•                      The volatility of the reference index.

•                      Economic, financial, political and regulatory or judicial events that affect the securities underlying the reference indices or stock markets generally and which may affect the appreciation of the reference indices.

•                      The time remaining to the maturity of the ARES.

•                      The dividend rate on the stocks underlying the reference indices.

•                      Credit Suisse’s creditworthiness.

Some or all of these factors may influence the price that you will receive if you choose to sell your securities prior to maturity.  The impact of any of the factors set forth above may enhance or offset some or all of any change resulting from another factor or factors.

Backtested, hypothetical or simulated performance results have inherent limitations. Simulated results are achieved by the retroactive application of a backtested model itself designed with the benefit of hindsight. The backtesting of performance differs from the actual account performance because the investment strategy may be adjusted at any time, for any reason and can continue to be changed until desired or better performance results are achieved. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor a guarantee of future returns. Actual results will vary from the analysis.

Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, expressed or implied is made regarding future performance of the index. The historical information set forth above on the index has been obtained from Bloomberg Financial Markets, but each of the trader or sales personnel and CSSU does not represent or warrant its accuracy or completeness and is not responsible for losses or damages arising out of errors, omissions or changes in market factors. This material does not purport to contain all of the information that an interested party may desire and, in fact, provides only a limited view of a particular market.

@ 2007 Credit Suisse and/or its affiliates.  All rights reserved.

Credit Suisse Structured Retail Products 11 Madison Ave, NY, NY 10010 1-888-537-4898 structured.notes@credit-suisse.com www.credit-suisse.com/notes